Filed by Tele Centro Oeste Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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The following documents relate to the proposed corporate restructuring of the Companies:

1.	Minutes of a Meeting of the Board of Directors of TCO dated December 4, 2005

2.	Notice to Shareholders of TCO dated December 4, 2005, Regarding Extraordinary General Meeting

3.	Notice to Shareholders of TCO dated December 4, 2005, Regarding Dividends

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF TCO DATED

DECEMBER 4, 2005

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ 02.558.132/0001-69 - NIRE 35300005800

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A., HELD ON DECEMBER 4, 2005.

1. DATE, TIME AND PLACE OF MEETING: December 04, 2005, at 17:45 hours, at SQS QD 02 Bloco C – Ed. Telbrasília Celular, in the city of Brasília, Distrito Federal.

2. PRESIDENT AND SECRETARY: Fernando Xavier Ferreira – President and Breno Rodrigo Pacheco de Oliveira – General Secretary.

3. ATTENDANCE: The meeting was convened with the attendance of the Directors that sign these minutes, in compliance with the quorum set forth in the By-laws. The members of the Board of Auditors, Messrs. João José Caiafa Torres, Norair Ferreira do Carmo e Evandro Luis Pippi Kruel, also attended this meeting, pursuant to article 163, third paragraph, Law No. 6,404/76. Moreover, the representatives of Goldman Sachs & Companhia, Deloitte Touche Tohmatsu Auditores Independentes and Planconsult e Consultoria, in addition to the representatives of the law firm Machado, Meyer, Sendacz e Opice Advogados, in its capacity as legal advisors of the Company, also attended to the meeting in order to provide the necessary clarifications.

4. AGENDA AND RESOLUTIONS: The President of the meeting clarified that, as it was already known by all those in attendance, the purpose of the meeting was to resolve about (1) the proposal for approval of the Financial Statements of the Company, dated as of September 30, 2005, to be submitted to the general shareholders’ meeting that will be called; (2) the proposal of declaration by the Company of interest on shareholders’ equity; (3) the proposal of declaration, on the date hereof, of interim dividends to the shareholders of the Company on account of net profits assessed in accordance with the Balance Sheet drawn up on September 30, 2005; (4) the proposal to credit interest on shareholders’ equity to the shareholders of the Company pursuant to article 9 of Law 9,249/95 and Resolution No. 207/96 of the Comissão de Valores Mobiliários, ad referendum of the general shareholders’ meeting of the Company; (5) the proposal for a corporate restructuring involving the Company, regarding (i) the merger of shares issued by the Company, in order to be converted into a wholly-owned subsidiary of Telesp Celular Participações S.A. (“TCP”); and (ii) the merger of the companies Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) into TCP (“Corporate Restructuring”), which shall be submitted to the final approval of the General Shareholders’ Meeting; and (6) the draft of the Call Notice of the general shareholders’ meeting of the Company. After the clarifications, the directors, unanimously and without restrictions of any kind, resolved the following:

4.1 To approve the proposal to be submitted for the consideration of the general shareholders’ meeting, regarding the approval of the Financial Statements of the Company dated as of September 30, 2005, which were examined and unanimously approved by the members of the Board of Directors in attendance, ad referendum of the general shareholders’ meeting of the Company.

Before moving to the following subjects of the meeting, it was clarified to the Directors in attendance that the proposals regarding the declaration of interest on shareholders’ equity and interim dividends intend to assure to the shareholders of the Company the payment of mandatory dividends set forth in the Bylaws, related to the fiscal year of 2005, before the conclusion of the Corporate Restructuring. Moreover, it was clarified that the amounts corresponding to the interest on shareholders’ equity and interim dividends to be declared were assessed on account of profit existing on the Balance Sheet of September 30, 2005, also considering the estimate of profits of the Company until December 31, 2005.

After the clarifications, the directors in attendance unanimously resolved the following:

4.2 To approve, ad referendum of the next shareholders’ meeting to be held, as authorized by article 28 of the Bylaws of the Company, and pursuant to article 9 of Law 9,249/95 and Resolution No. 207/96 issued by Comissão de Valores Mobiliários, the distribution of interest on shareholders’ equity to the shareholders of the Company, based on the shareholding position of December 5, 2005, in the total amount of R$51,083,270.86 (R$0.392742326 per common or preferred share) with 15% income tax withholding, resulting in net interest of R$43,420,780.23 (R$0.333830977 per common or preferred share), except for the shareholders proven to be exempt from the tax. From December 6, 2005 the shares will be traded ex-interest on shareholders’ equity. Such credit shall be carried out on December 31, 2005 to each shareholder’s account, based on the shareholder’s position as of December 5, 2005. The amount of interest on shareholders equity declared hereby shall be attributed to the mandatory minimum dividend to be declared on the general shareholders’ meeting that approves the accounts of the fiscal year of 2005 for all purposes under the corporate law.

4.3 To approve, ad referendum of the next shareholders’ meeting to be held, as authorized by article 27 of the Bylaws of the Company, the distribution of interim dividends to the shareholders registered in our records at the end of December 5, 2005, date in which the statement of dividends will become effective for the market, as established by BOVESPA, and will be considered ex-dividends from December 6, 2005 on, in the total amount of R$46,420,788.02 (R$0.356895867 per common or preferred share). Such payment shall be carried out until

December 31, 2005. The amount of interim dividends declared hereby shall be attributed to the mandatory minimum dividend to be declared on the general shareholders’ meeting that approves the accounts of the fiscal year of 2005.

4.4 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the draft of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification (“Protocol of Incorporation”) to be entered into by the TCP, the Company, TSD, TLE and CRTPart, on the date hereof, which sets forth, among other subjects, the merger, into TCP, of all the shares of the Company, in order to convert it in a wholly-owned subsidiary. The Protocol of Merger sets forth the general terms and conditions of the intended merger, the justifications of the transaction, the criterion for valuing the shares to be merged and the exchange ratio of the equity interests held by the shareholders of the Company for shares issued by TCO. Considering the approval of the terms and conditions of the Protocol of Merger resolved herein, as well as the clarifications provided in regard to the restructuring discussed hereby, the members of the Board of Directors expressed their opinion in favor of carrying out the transaction under analysis and authorized the signature of the Protocol of Merger to be entered into by the Board of Officers of the TCP and the Company, as well as the execution of all acts required for the implementation thereof.

4.4.1 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Deloitte Touche Tohmatsu Auditores Independentes for the valuation of shares issued by the Company that shall be merged into TCP.

4.4.2 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the valuation report of the shares of the Company to be merged into TCP, based on the book value on the base date of September 30, 2005, and the consequent capital increase of the Company.

4.5 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Goldman Sachs & Companhia, for the valuation of the shareholders’ equity of TCP and the Company, valued using the discounted cash flow method, in order to determine the exchange ratio of shares issued by the Company for new shares to be issued by TCP, as well as the preparation of a report with regard to the referred exchange ratio.

4.6 To ratify, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the contracting, carried out by the Board of Officers of the Company, of the specialized firm Planconsult Planejamento e Consultoria for the valuation of the shareholders’ equity of TCP and the Company, at market prices, in order to comply with article 264 of Law 6,404/76.

4.7 To approve, ad referendum of the general shareholders’ meeting of the Company that resolves about this subject, the valuation reports of the shareholders’ equity of TCP and the Company, based on the respective economic value of the companies, valued by Goldman Sachs & Companhia using the discounted cash flow method on the base date of September 30, 2005, for the specific purpose of determining the exchange ratio of shares issued by the Company for new shares to be issued by TCP, and the valuation reports of the shareholders’ equity of said companies, valued at market prices, considering the same base date of September 30, 2005. It is proposed hereby that the fractions of shares of TCP, resulting from the exchange ratio, be grouped and sold in an auction (or auctions, if the case may be) at Bolsa de Valores de São Paulo – Bovespa, at the market price, and that the assessed net value be paid to the shareholders of the Company, which, on account of the merger of their shares and corresponding exchange ratio, are entitled to the referred fractions of shares, on a pro rata basis as to the fractions held by them, within up to five (05) business days from the day the auction (or last auction, if the case may be) is held. It was clarified that the shares of TCP to be distributed to the shareholders of the Company shall have the same rights of the shares issued by TCP, currently being traded. It was also clarified that the rights of the shareholders of the Company to the payment of dividends, in regard to the fiscal year of 2005, would be preserved in view of the declaration of interim dividends resolved herein. Additionally, it was presented to the Directors, for their information, the report prepared by Goldman Sachs & Companhia relating to the preparation of the valuation, confirming that equitable treatment was being given to all the companies involved.

4.8 To approve the Call Notice of the general shareholders’ meeting of the Company regarding the subjects resolved in this meeting and that shall be submitted to the shareholders.

The Directors pointed out that the merger of shares under analysis was approved considering that they are part of the intended Corporate Restructuring, by means of which there shall be the concentration of the shareholders of the Company and TSD, TLE and CRTPart in only one publicly-held company, TCP. Such transaction should enable the shareholders, after the transaction, to count on more liquidity in the Brazilian and international stock exchanges, allowing, at the end, the simplification of the current share and organizational structures, as well as a larger enjoyment of the synergies of TCP and of the other companies involved, in view of the unification, standardization and rationalization of the general management of the businesses carried out by the companies involved in the Corporate Restructuring, which, directly or through their corresponding operating companies controlled by them, use the brand “VIVO”, such being the reasons that the members of the Board of Directors recommend its approval by the general shareholders’ meeting of the Company.

There being nothing further to resolve, the meeting was adjourned and these minutes were drawn up, read, found to be in order, approved by all the Directors and signed by all those in attendance.

Signatures: Fernando Xavier Ferreira - President and Presidente of the Board of Directors; Shakhaf Wine, Henri Philippe Reichstul, Antonio Gonçalves de Oliveira e Luiz Kaufmann – members of the Board of Directors. Felix Pablo Ivorra Cano and Ignácio Aller Mallo - represented by Fernando Xavier Ferreira; Carlos Manuel de L. e V. Cruz - Vice-President of the Board of Director - represented by Shakhaf Wine; Luis Paulo Reis Cocco - represented by Shakhaf Wine; Evandro Luis Pippi Kruel, João José Caiafa Torres and Norair Ferreira do Carmo – member of the Board of Auditor ; Breno Rodrigo Pacheco de Oliveira - General Secretary

I certify that the present document is a faithful copy of the minutes set forth in the Book of Minutes of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira

Secretary - OAB/RS no. 45,479

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

NOTICE TO SHAREHOLDERS OF TCO DATED DECEMBER 4, 2005, REGARDING

EXTRAORDINARY GENERAL MEETING

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ 02.558.132/0001-69 - NIRE 35300005800

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend the Extraordinary General Shareholders’ Meeting of the Company to be held at 2 PM on February 8, 2006, at the head office, located at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, 7th floor, Bairro Asa Sul, CEP 70.302-916, in the city of Brasília, Distrito Federal, in order to consider, in light of the Relevant Fact published on December 6, 2005 (“Relevant Fact”), the following agenda:

(a) to consider and resolve about the Financial Statements of the Company dated as of September 30, 2005;

(b) to consider and resolve about the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification entered into by the management of the Company, Telesp Celular Participações S.A. (“TCP”) and others, which set forth the merger, into TCP, of all the shares of the Company, in order to convert it into a wholly-owned subsidiary, as described in the Relevant Fact;

(c) to ratify the appointment, carried out by the managers of the Company and of TCP, (i) of the specialized firm Deloitte Touche Tohmatsu Auditores Independentes, responsible for the preparation of the accounting valuation of the shares issued by the Company, to be merged into TCP; (ii) of the specialized firm Goldman Sachs & Companhia, for the valuation of the shareholders’ equity of the Company and TCP, based on the economic value of such companies; and (iii) of the specialized firm Planconsult Planejamento e Consultoria for the valuation of the shareholders’ equity of the Company and TCP, at market prices;

(d) to consider and resolve about the valuation reports referred to in item (c) above; and

(e) to resolve about the exchange ratio of the shares issued by the Company and held by its non-controlling shareholders for shares to be issued by TCP and the consequent conversion of the Company into a wholly-owned subsidiary of TCP.

ADDITIONAL INFORMATION:

(a) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office of the Company, located at Setor Comercial Sul, Quadra 2, Bloco C, nº226, 7th floor, Bairro Asa Sul, CEP 70.302-916, in the city of Brasília, Distrito Federal (Legal Department), on business days, from Monday to Friday, from 9:00 AM to 6:00 PM, until, at most, 2:00 PM on February 6, 2006.

(b) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA and that intend to attend to this meeting shall deliver a statement containing their respective equity interests, dated up to two (02) days before the date of the meeting.

(c) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above.

Notice in accordance with SEC regulations: This Call Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares of the Company and U.S. holders of ordinary and preferred shares of the Company are urged to read the applicable U.S. prospectus, when it becomes available, because it will contain important information. The U.S. prospectus prepared for the investors in American Depositary Shares of the Company and for U.S. holders of ordinary and preferred shares of the Company will be filed with the SEC as part of a Registration Statement on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when it becomes available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when it becomes available) may also be obtained for free from TCP.

Brasília, December 4, 2005.

Fernando Xavier Ferreira

Chairman of the Board of Directors

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

NOTICE TO SHAREHOLDERS OF TCO DATED DECEMBER 4, 2005, REGARDING

DIVIDENDS

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF Nº 02.558.132/0001-69

Publicly Held Company

NOTICE TO SHAREHOLDERS

We hereby notify all shareholders that the Company’s Board has approved, ad referendum of the General Shareholders’ Meeting, the credit of interest on shareholders’ equity pursuant to article 9 of Law 9,249/95 and Resolution No. 207/96 issued by Comissão de Valores Mobiliários on the total amount of R$51,083,270.86 (R$ 0.392742326 per common or preferred share) with 15% income tax withholding, resulting in net interest of R$43,420,780.23 (R$ 0.333830977 per common and preferred share), except for the shareholders proven to be exempt from tax.

The corresponding credit shall be made in the accounting records of the Company on December 31, 2005 to each shareholder’s account based on the shareholding position of December 5, 2005, which means that from December 6, 2005 the shares will be traded “ex-interest on shareholders’ capital”. The payment date shall be informed by means of a Notice to Shareholders after the resolution of the shareholders’ general meeting that approves the accounts of the fiscal year of 2005.

The amount of interest on shareholders’ equity declared hereby, net of income tax withheld shall be attributed to the mandatory minimum dividend and dividend under the by-laws for the ordinary shares and the preferred shares for the fiscal year of 2005, for all purposes of the corporate law.

Any shareholders that are immune or exempt from paying income tax, according to legislation in effect, must provide documented proof of this status up to January 6th, 2006, including, in the case of exemption by injunction, the certificate of the entire contents of the case documents of the legal case in which the injunction was granted, issued within 15 days of the date the proof is provided, presented to the Legal Department of Tele Centro Oeste Celular Participações S.A., located at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, 7th floor, Asa Sul, CEP 70.302-916, Brasília-DF.

We also inform that in accordance with the resolution of the Board of Directors on December 4th, 2005, the Company will pay until December 29th, 2005 interim dividends to the shareholders in the total amount of R$ 46,420,788.02 (R$ 0.356895867 per common or preferred share) based on the Financial Statements of September 30th, 2005 as authorized by article 25 of the Bylaws of the Company and by articles 204 and 205 of Law 6,404/76 to the shareholders registered in our records at the end of the day of December 5, 2005, and will be considered “ex-dividends” from December 6, 2005.

As authorized by article 28, sole paragraph, of the Bylaws of the Company, such interim dividends shall be attributed to the mandatory minimum dividend to be declared on the general shareholders’ meeting that approves the accounts of the fiscal year of 2005.

INCOME TAX WITHHOLDING: Dividends are exempt from Income Tax withholding according to Law nº 9245/95.

INSTRUCTIONS FOR PAYMENT: Shareholders shall present at any agency of ABN Amro Real S.A. holding (in case of individuals) CPF, official identity card and address supporting document. Legal entities shall be represented by legal representative or attorney in fact, who shall present his own identity document and CPF, shareholders’ documents: CNPJ, ByLaws, minutes of meeting appointing the current Board of Executive Officers and the power of attorney granting powers to sign on behalf of the company, as the case may be. In order to protect the interests of the shareholders, powers of attorney shall be made by means of a public instrument specifying the powers granted and issued no more than 30 days before the date thereof, presented at any agency of ABN Amro Real S.A., to receive Interim Dividends. Shareholders owning shares in custody arrangements in the Stock Exchanges will receive its dividends by means of them.

ADDITIONAL INFORMATION:

(i) Dividends not demanded within 3 years to be counted as of the date of the beginning of the payment shall revert to the company (according to article 287, II “a” of Law 6,404/76).

(ii) The aforementioned resolutions were made in order to assure the right of the shareholders of Tele Centro Oeste Celular Participações S.A. to the mandatory minimum dividend of the year 2005 in view of the proposed merger of shares of the company into Telesp Celular Participações S.A., as announced in a Relevant Fact on December 4, 2005.

São Paulo, December 4, 2005

Paulo Cesar Pereira Teixeira

Investor Relations Director

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.